Exhibit 99.1

ASX ANNOUNCEMENT

May 5th, 2010

Genetic Technologies Grants Non-Coding License to EraGen Biosciences

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has executed a Settlement and License Agreement with respect to its non-coding patents with EraGen Biosciences Inc. (“EraGen”), based in Madison, Wisconsin, USA.  This is the second such agreement that GTG has secured in the last week.

The license granted by GTG covers the activities of EraGen in relation to its genetic diagnostic and analysis products, limited to USA and Canada.  The commercial terms of the license granted to EraGen are subject to confidentiality between the parties.

Although not a counterparty to GTG’s US patent infringement suit (ASX announcement 16 February 2010), discussions between GTG and EraGen regarding GTG’s non-coding patents have been proceeding for some time, and have now resulted in GTG granting to EraGen a non-exclusive license for all EraGen products, as well as the normalisation of past historical sales by EraGen.

Discussions with other parties both in the context of the patent infringement suit and external to that suit are ongoing and progressing.  Further details will be released to the market when appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000